

October 16, 2013

Via E-mail
Karen M. Spaun
Senior Vice President and
Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, MI

> **Re:** **Meadowbrook Insurance Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-14094**

Dear Ms. Spaun:

We have reviewed your September 17, 2013 response to our August 22, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis
Results of Operations
Reserves, page 43

1. Refer to your response to comment one and your proposed revised disclosure on the bottom of page 3 below the Accident Year Combined Ratio Developed through 12/31/12 table. Please clarify your disclosure to support your assertion that "Such actions have led to a downward trend in the developed accident year combined ratio over the three accident years." We are confused by this disclosure in that total accident year combined ratio developed through December 31, 2012 as well as that ratio for several individual lines actually increased in 2010 and 2011 as compared to 2009. Further, to the extent that this ratio decreased in total and/or for individual lines during 2012 as compared to 2011 as shown in the table, disclose why you believe that, based on the data presented for 2012 which is only developed through December 31, 2012, this is a relevant comparison.

Notes to Consolidated Financial Statements

14. Goodwill and Other Intangible Assets
Goodwill, page 90

2. Please refer to your response to our comment three. Please tell us whether and if so how you considered the Company's market capitalization as a corroborative step in assessing the reasonableness of the fair value of the company, and ultimately the reporting unit at December 31, 2012. In this regard, we note that the carrying value of the Specialty Insurance Operations reporting unit at December 31, 2012 was $670 million as compared to the Company's market capitalization of $288 million.

15. Commitments and Contingencies, page 92

3. Please refer to your response to our comment six. Please provide us the specific factors you relied on to conclude that there was not a reasonable possibility of any material loss in excess of the amounts already accrued from this case. Further, tell us what specific event(s) occurred, and when, to cause the settlement to exceed the amount accrued.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant